June 13, 2008

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F. Street NE
Washington, D.C. 20549

Re:	Prairie Creek Ethanol, LLC
Registration Statement on Form SB-2
File No. 333-141585

Dear Sir/Madam:

Prairie Creek Ethanol, LLC (the “Company”) hereby respectfully requests the withdrawal of the Form RW filed on June 3, 2008. The SEC has requested additional information on the Form RW, and the Company will submit this additional information in a new Form RW following the effectiveness of this RW WD and once the Company is able to provide such additional information. The Company requests that an order be issued granting the withdrawal of the previously filed Form RW as soon as practicable.

Thank you for your prompt attention to this matter. Please forward a copy of the order consenting to the withdrawal to the attention of Mark D. Wickham of BrownWinick via facsimile at (515) 248-6624. Should you need any additional information, please feel free to contact Mark Wickham of BrownWinick at (515) 248-6623.

Very truly yours, /s/ Clay Hansen Clay Hansen Chairman, President and Director